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EXHIBIT 99.3

NI54-102 RETURN CARD

Exhibit 99.3

Rather than receiving financial statements by mail, you may choose to access them at www.sedar.com, or by registering online at www.computershare.com/mailinglist. If you would like to receive either interim financial statements and associated Management Discussion and Analysis and/or the annual financial statements and associated Management Discussion and Analysis, please make your selection above. Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy. SUNQ.BEN_IA_NPE.E.7206.PULLS/000001/000001/i SUNQ Annual Financial Statements Mark this box if you would like to receive the Annual Financial Statements by mail. Interim Financial Statements Mark this box if you would like to receive Interim Financial Statements by mail. Name Apt. Street Number Street Name City Prov. / State Postal Code / Zip Code 9 N I T E 9NITEO3 TEST ONLY DO NOT MAIL

0ENPP Place Stamp Here Computershare 100 University Ave. 9th Floor Toronto ON M5J 2Y1

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EXHIBIT 99.3 NI54-102 RETURN CARD